CTC Media, Inc.

15A Pravda Street

Moscow, Russia, 125124

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

www.ctcmedia.ru

December 3, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re:                             CTC Media, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the questions raised by the staff of the Securities and Exchange Commission (the “Staff”) contained in their letter dated November 19, 2010 (the “Comment Letter”) to Mr. Boris Podolsky, Chief Financial Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on March 1, 2010 (the “Form 10-K”).

The questions are provided for convenience along with the Company’s response.

1. We note your response to prior comment #1 issued orally on October 28, 2010. It does not appear that you captured the return on certain assets in your contributory asset charges. Specifically, you indicated you did not take a return on the fixed assets and the programming rights (beyond its remaining useful life). Tell us if factoring in the return on these assets would have materially affected the results of your most recent impairment test. Please confirm that you will address these items in your future fair value determinations of the umbrella licenses (be it for business combinations, impairment tests, or other financial reporting purposes).

Response

In our multi-period excess earnings valuation (“MEEM”) model used to value both of our umbrella licenses, we followed the method described in our response dated November 12, 2010.   We believe our programming rights are more akin to working capital inventory as they support our revenue stream as the “product” we offer our viewers.  We therefore believe this is an area of valuation methodology where some judgment may be applied and different approaches may be appropriate to estimate the return on aspect of the related contributory charges.

To address the Staff’s concerns described above, we refined certain aspects of our valuation methodology regarding calculation of contributory asset charges for our umbrella licenses and calculated the October 1, 2009 fair values used in our annual impairment test. The most significant changes in our methodology were the following: we used a more traditional valuation approach to calculate return of and return on contributory charges for our programming rights and fixed assets for the entirety of the useful life of the umbrella license (i.e., indefinitely); we calculated contributory asset charge on working capital (return on) instead of deducting the change in net working capital directly from our cash outflows; we revised an estimate of a contributory charge for an assembled workforce following a more traditional valuation approach based on a cost technique and estimated fair value of an assembled work force, as explained in our response dated November 12, 2010.  The results are summarized below:

($US’000)

	Carrying value	Fair value, previous approach	Fair value, revised approach
DTV umbrella license	57,101	78,599	77,001
Channel 31 umbrella license	12,267	12,967	14,129

We determined the impact of these changes in estimates described above would not have resulted in any impairment of the licenses.  The revised fair value of our Channel 31 umbrella license was higher than previous calculated primarily because we had deducted a higher amount of allocated corporate overheads as a proxy estimate of an assembled work force charge than our revised calculation described above. This difference exceeded the additional return on contributory asset charges described above. For our DTV umbrella license the relationship between these charges was the inverse, resulting in net additional contributory asset charges and a lower fair value under the revised approach. Based on these results, had we factored in the return on these assets in our October 1, 2009 impairment test, the results would not have been materially affected.

The Company confirms to the Staff it will use the refined methodology to consider the return on certain assets in our MEEM model for future impairment testing and fair value measurements.  As mentioned in our previous responses, we will provide additional disclosure in our 2010 Form 10-K to provide a more detailed description of the fair value method we utilized, inputs to those methods, and sensitivity where a hypothetical decrease in the fair value might have resulted in additional impairment.

2. We note your response to prior comment #3 issued orally on October 28, 2010. Please tell us if you and/or your auditors performed any quantitative analysis to support your qualitative assessment that the going concern element is primarily reflected in the company’s assembled workforce.

Response

We and our auditors did not perform any quantitative analysis. As previously noted, we considered in our qualitative assessment the nature of these umbrella licenses, our industry and operating environment and the short start-up nature that exists and therefore believe that the most important component of going concern for consideration in our MEEM models is to estimate assembled workforce contributory charges as a proxy for contribution of the going concern value.   We will continue to evaluate our model in future valuations to ensure that all appropriate contributory asset charges are included in consideration of the going concern aspects in our valuation model. The impact of the assembled workforce contributory charge is reflected in our response to Comment 1 above.

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If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 495 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

Boris Podolsky
Chief Financial Officer